Exhibit (a)(5)(cx)

The Wall Street Journal

February 23, 2004

Review and Outlook:  Who Defines a Market?1

The Justice Department will soon make its call on whether to block Oracle’s hostile takeover bid for software competitor PeopleSoft. This one may finally tell us if the Bush Administration has anything that could be reasonably called an “antitrust policy.”

Or, for that matter, if it understands the importance of microeconomic management. The Bush White House has devoted useful thought and energy to fiscal policy, but too often nobody has been minding the regulatory store. The resulting uncertainty has chipped away at growth and investment.

The Bush Antitrust Division at Justice hasn’t had a chance to review many mergers, given the slow acquisitions market since the stock bubble burst. But it’s fair to say that when it has weighed in, it has given off mixed, some would say incoherent, signals. It dispensed about as well as possible with the Microsoft albatross. But in other cases — its rejection of Sungard’s acquisition of Comdisco, or of EchoStar’s bid for Hughes’s DirecTV — it has been hard to tell the difference between the Bush antitrust agenda and Al Gore’s.

Now would be a good time to sort that difference out, given the revival of the takeover business. Cingular is laying out $41 billion for AT&T Wireless, Comcast is stalking Disney, and even the Europeans are joining the game with Sanofi’s bid for Aventis. A consistent and transparent antitrust policy is needed to guide corporate and shareholder decisions on these billion-dollar deals.

Oracle happens to be a timely test case. Many mergers are friendly, with both partners asking the Antitrust Division to bestow its blessing. Justice may require one of the parties to sell off some product lines, but the deals often go through. In Oracle’s case, peaceable divestiture is out of the question, so Justice has to decide this one on the merits.

And on that score, news has already leaked that the Antitrust Division staff has recommended against the merger based on some novel legal theorizing. To block a merger under the law, Justice has to show that the market — i.e., customers — for any product would be hurt if one of the producers disappeared. The question often comes down to defining what constitutes the “market.” Our sources tell us that in the Oracle-PeopleSoft case, staff lawyers are asserting that the “market” for business software can be whatever any single customer says it is.

1  From the editorial page of The Wall Street Journal, February 23, 2004. Neither the author nor the publication has consented to the use of this material as proxy soliciting material.

Justice has already wandered into this cul-de-sac with its 2001 Sungard case. Antitrust Division lawyers defined the market for disaster recovery services very narrowly and claimed only Sungard, Comdisco and IBM served it; then they sued to bar Sungard from buying Comdisco. But a federal judge let the deal go through, claiming the “market” was in fact served by a wider choice of competitors.

Justice’s antitrust careerists must be smarting from that loss, because they’re now trying to revive this market theory via Oracle-PeopleSoft. Specifically, they are arguing this time that each customer is its own software market. In other words, if Acme Corp. decides that only three companies can provide it with business-application software — say, Oracle, PeopleSoft and SAP — then the combination of any two of those suppliers would constitute an antitrust violation.

If this sounds like an invitation for the government to block any merger it wants to, that’s because it is. If every customer can define its supplier market for the purposes of antitrust enforcement, then every market in every industry will be subject to a new level of legal scrutiny. And what happens if Acme decides that only one supplier can fulfill its needs in a certain product or service? Is the Antitrust Division going to insist that such a current “monopoly” be broken up?

As in Sungard, we doubt this theory would survive judicial review. But review takes time, and in today’s fast-moving business world an antitrust decision delayed is a merger denied. An active merger market is healthy for a capitalist economy and (as we’re seeing with Disney) is often the best way to ensure that managers work in the interests of shareholders.

The staff recommendation on Oracle is now being reviewed by the relatively new Assistant Attorney General for Antitrust, R. Hewitt Pate, who wasn’t in charge during either Sungard or EchoStar. The recommendation was clearly leaked in an attempt to reduce Mr. Pate’s room for maneuver. Thus are career lawyers who have a self-interest in expanding the scope of antitrust law able to overrule the appointee of a duly elected President.

We hope Mr. Pate isn’t intimidated. The market for business software is deep and wide, and it may become more so if Microsoft decides to jump in. Oracle has recently sweetened the price of its hostile bid for PeopleSoft, and the decision to accept or reject that offer properly belongs with the owners of PeopleSoft, its shareholders. The Justice Department antitrust bureaucracy is sorely in need of some adult legal counsel.